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                                                                EXHIBIT 20.1

             RMI.NET ACQUIRES WEBZONE OKLAHOMA'S LEADING INDEPENDENT
                           INTERNET SERVICE PROVIDER

DENVER, Aug. 3 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), formerly Rocky Mountain Internet, a national e-business and convergent communications company, has acquired WebZone, a Tulsa, Okla.-based Internet service provider
(ISP), for approximately $5.25 million in common stock, the company announced today. WebZone has an annualized revenue run rate of approximately $3 million. (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO )

Founded in 1996, WebZone in the largest independent ISP in Oklahoma. It has become the fastest-growing, locally owned and operated ISP in Oklahoma, delivering high-quality Internet connectivity and web-based solutions to businesses, individuals and other Internet providers. The WebZone provides a wide range of services, including high-speed, dedicated connections for business networks, website development and hosting, colocation facilities, and Internet application development.

"This acquisition marks our entrance into the Oklahoma marketplace, and we believe we could not have chosen a better and more widely recognized partner than WebZone," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "WebZone is locally known for its superior service, and it will be instrumental in our efforts to strategically expand our national e-commerce and Internet communications services to the small and medium-sized business marketplace."

WebZone was voted "Absolute Best Place To Help You Get Online" by the readers of Urban Tulsa for the past two years. WebZone has approximately 12,000 customers throughout Oklahoma.

"WebZone's success has been due in large part to the hard work and resourcefulness of its employees. We intend to combine the talent and expertise of our employees with the resources of RMI.NET, the objective being to continue our growth, expand our reach, and give WebZone a major regional presence in markets extending beyond our current service areas," said Pat Milton, president for WebZone. Milton will remain with RMI.NET in the Oklahoma market.

WebZone marks the third company to be acquired by RMI.NET in the past five days. RMI.NET announced Friday that it had acquired Tucson, Ariz.-based Aces Research, Inc., a dedicated access ISP; and Net One Communications Corp., a Denver-based web hosting company. Since the first of the year, RMI.NET has acquired 10 companies for $16.8 million; the companies have annualized revenue run rates of approximately $18.4 million.

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on turnkey e-business applications and convergent communications. RMI.NET has developed and provides small and medium-sized companies with scalable e-business capabilities; customized web page development and hosting; nationwide Internet dial up and dedicated access; digital subscriber line service (DSL); and local, long distance and enhanced telephony. RMI.NET also provides Internet, and data and voice communications services to consumer households. The company wholly owns a proprietary port site and search engine, Infohiway, at www.infohiway.com; and develops and markets Simplified Domains, a new and emerging Internet domain registration, at www.simplifieddomains.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/